Exhibit (b)(4)

Agreement on Overdraft in Special Current Account (for Money Market Interest Rate use)

To: Mizuho Bank, Ltd. (the “Bank”)
Date: March 5, 2010
Address of the Borrower : Shiseido Company, Limited 7-5-5, Ginza, Chuo-ku, Tokyo 104-0061, Japan
Name of the Borrower: /S/ Shinzo Maeda President & Chief Executive Officer

Subject to and in addition to the terms and conditions set forth in the Agreement on Bank Transactions separately executed on or about the date hereof, I/we (hereinafter referred to as the “Borrower”) do hereby agree to the Description of Overdraft Transaction and the terms and conditions set forth in the following with regard to current account overdraft transactions with Mizuho Bank, Ltd. (hereinafter referred to as the “Bank”).

［Description of Overdraft Transactions］
1	Maximum Aggregate Amount of Overdraft	Japanese Yen 100,000,000,000
2	Interest Rate	・Interest rate shall be determined based on market interest rate plus spread. ・Interest calculation shall be made based on 365-day year basis.
3	Designated Deposit Account	Branch	Type	Account Number	Name of the account holder

4	Expiry Date	March 8, 2011

［Terms and Conditions］
Article 1.	(Maximum Aggregate Amount of Overdraft)
The maximum aggregate amount of overdraft shall be limited to the amount stipulated in the item 1 of the “Description of Overdraft Transactions” section above.

Article 2.	(Transaction Procedure)
1.	The Borrower agrees to notify and obtain the Bank’s approval in advance when applying for the current account overdraft transaction under this Agreement.
2.	Subject to the Bank’s approval, the Borrower shall submit a withdrawal slip prescribed by the Bank for the purpose of entering into current account overdraft transactions under this Agreement, whereby the Bank will credit the Designated Deposit Account as specified in item 3 of “Description of Overdraft Transactions” section above by the amount stated on the withdrawal slip.

3.
Under this Agreement, transactions will be restricted to current account overdraft only. This account shall not be used to draw/accept checks/bills and notes or for automatic payment of utilities, etc.

Article 3.	(Expiration)
The overdraft transactions under this Agreement shall expire on the date specified in item 4 of “Description of Overdraft Transactions” section, however, if no intention to terminate this Agreement is expressed by the Borrower or the Bank by such date, this Agreement will be renewed for a further period of one year and the same shall apply thereafter.

Article 4.	(Interest and Damages)
1.
The rate of interest on overdraft shall be the interest rate specified in item 2 of “Description of Overdraft Transactions” section, and the method of interest calculation and due date shall be reasonably determined by the Bank.

2.
The Borrower shall pay damages to the Bank in the event of the Borrower’s failure to perform its obligations owed to the Bank and damages shall be calculated at the rate per annum at which the Bank would be required to raise funds at the time of the default plus two percent (2%) per annum, or fourteen percent (14%) per annum, whichever is higher. The method of calculation shall be determined by the Bank.

3.
The Bank may withdraw the applicable amount of interest from the Designated Deposit Account specified in “Description of Overdraft Transactions” section and may apply such amount for the satisfaction of the amount due. Notwithstanding the current account regulation or ordinary deposit account regulation stipulated by the Bank, the Borrower shall not submit any check, ordinary deposit passbook or withdrawal slip in case of such withdrawal.

Article 5.	(Repayment)
1.	The repayment of principal and payment of interest, etc. shall be made on the date and in the amount separately determined between the Borrower and the Bank.
2.
The Bank may withdraw the principal amount to be repaid from the Designated Deposit Account specified in item 3 of the “Description of Overdraft Transactions” section and may apply such amount for the satisfaction of the amount due. Notwithstanding the current account regulation or ordinary deposit account regulation stipulated by the Bank, the Borrower shall not submit any check, ordinary deposit passbook or withdrawal slip in case of such withdrawal.

Article 6.	(Acceleration of Payment)
1.
In case any one of the following events occurs to the Borrower, the principal amount of overdraft and interest thereon shall immediately become due and payable without any notice or demand, etc., from the Bank, and the Borrower shall pay such principal and interest forthwith.

(1)
When the Borrower has become unable to pay its debts or obligations or application or petition is submitted for bankruptcy, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings, commencement of company arrangement or commencement of special liquidation.

(2)	When the Clearing House in accordance with its rules takes procedures for suspension of the Borrower’s transactions with banks and similar institutions.
(3)	When an order or notice of provisional attachment, preservative attachment or attachment is issued in respect of the Borrower’s or the guarantor’s deposits and/or any other credits with the Bank.
(4)	When the Borrower’s whereabouts become unknown to the Bank due to the Borrower’s failure to notify the Bank of change of its address or any other causes attributable to the Borrower.

2.
In any of the following cases, upon the Bank’s demand, the principal amount of overdraft and interest thereon shall immediately become due and payable, and the Borrower shall pay such principal and interest forthwith.

(1)	When the Borrower fails to pay any of its obligations to the Bank when it is due.
(2)	When property offered to the Bank as security is attached or public auction procedure is commenced in respect of such property.
(3)	When the Borrower violates the conditions of any transactions with the Bank.
(4)	When the guarantor falls under any one of the items of the preceding Paragraph or this Paragraph.
(5)	When a reasonable and probable cause, other than the items provided in this Paragraph, which adversely affects the repayment of the Borrower’s obligation occurs.
3．
In cases where demand provided for in the preceding Paragraph is delayed or fails to be received by the Borrower because of causes attributable to the Borrower, including, but not limited to the Borrower’s failure to notify the change of its address to the Bank, the payment shall be deemed accelerated at the time such notice normally would have been received.

Article 7.	1.	The Borrower agrees to notify and obtain the Bank’s approval in advance when applying for the full or partial prepayment prior to the last date of the interest period in special occasion.
2.
The Borrower agrees to pay to the Bank damages as defined below incurred in case the Borrower make prepayments with the Bank’s consent, or in the case the Borrower is obliged to make immediate prepayment due to acceleration pursuant to Article 6.  For the purposes of this clause, damages is defined as the amount obtained by multiplying the amount of prepayment by the difference between the rate of interest available to the Bank for investment of funds in the amount equal to the amount of such prepayment for the period from and including the day on which the prepayment is made until the scheduled overdraft repayment date (hereinafter referred to as “reinvestment rate”), and the rate of interest applicable to the overdraft (hereinafter referred to as “applicable rate”), if the reinvestment rate is lower than the applicable rate.

Article 8.	(Reduction, Suspension and Termination)
(1)
In the event there is any change in the financial conditions or if it becomes necessary for the Bank to preserve the Bank’s rights or if there exists any other reasonable causes, the Bank may at any time reduce the Maximum Aggregate Amount of Overdraft, suspend the overdraft transaction or terminate this Agreement, notwithstanding Article 3 of this Agreement.

(2)
When the transaction pursuant to this Agreement is terminated or when the overdraft transaction is suspended, the Borrower shall immediately pay the principal amount of overdraft and interest thereon. Further, when the Maximum Aggregate Amount of Overdraft is reduced pursuant to this clause, the Borrower shall immediately pay the amount of overdraft exceeding the reduced maximum amount.

End

(The foregoing is an English language translation of the original Japanese language text for reference purposes only.  This Agreement shall be executed in Japanese text.)